SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                        ---------------

                          SCHEDULE 13D
                         (Rule 13d-101)


                   REPTRON ELECTRONICS, INC.
                    ------------------------
                        (NAME OF ISSUER)

                  $.01 Par Value Common Stock
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                 (TITLE OF CLASS OF SECURITIES)
                           76026W109
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                         (CUSIP NUMBER)

                      Mae A. Cavoli, Esq.
    Nine Elk Street, Albany, New York 12207  (518) 431-3500
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         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       December 29, 2000
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    (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

                (Continued on following page(s))

                      (Page 1 of 6 Pages)

CUSIP NO. 76026W109     Page     2   of    6   Pages
          ---------------------                -----
(1) NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS        (ENTITIES ONLY)
    David A. Weir  ###-##-####

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  [   ]                        (b)     [ X ]
          -----------------------------------------------------------

(3)    SEC USE ONLY

          -----------------------------------------------------------

(4)    SOURCE OF FUNDS*
               PF
          -----------------------------------------------------------

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          -----------------------------------------------------------

(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
          -----------------------------------------------------------

(7)  SOLE VOTING POWER
    NUMBER OF   477,300, or approximately 7.6% (see item 5)
      SHARES -----------------------------------------------------------
(8)  BENEFICIALLY SHARED VOTING POWER
       OWNED BY EACH
-----------------------------------------------------------
(9) REPORTING PERSON WITH SOLE
       DISPOSITIVE POWER
       477,300, or approximately 7.6% (see item 5)
               -----------------------------------------------------------
(10) SHARED DISPOSITIVE POWER
                         -0-
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING      PERSON
                    477,300 (see item 5)
          -----------------------------------------------------------
(12) CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES      CERTAIN SHARES*
                      [ X ]
          -----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.6%
          -----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
              IN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1  SECURITY AND ISSUER

Title of Securities: Common Stock, par value $.01 per share
               ("Common Stock")

Name and Address of Issuer:   Reptron Electronics, Inc.
                              14401 McCormick Drive
                              Tampa, Florida 33626


ITEM 2  IDENTITY AND BACKGROUND

    Item 2(a) David A. Weir, Jr.

    Item 2(b) 414 Loudonville Road
              Loudonville, New York  12211

    Item 2(c) The principal occupation or business of each Reporting Person is as follows:

    Retired.

    Item 2(d) Criminal Proceedings:  None.

    Item 2(e) Civil Proceedings:  None.

    Item 2(f) The natural person listed in Item 2(a) above is a United States citizen.

The Reporting Person's spouse is the majority shareholder of Paradigm Capital
 Management,Inc. ("Paradigm") an investment adviser registered under
Section 203 of the Investment Advisers Act. Paradigm is eligible to report on Schedule 13G and has shared voting and dispositive power with respect to a total of 798,700 shares of Common Stock, including those reported herein. The address and telephone number of Paradigm are Nine Elk Street, Albany, New York 12207, telephone (518) 431-3500.

Paradigm holds shares of Common Stock for the benefit of third parties in customer and fiduciary accounts in the ordinary course of business, without the purpose or effect of changing or influencing control of the Issuer or engaging in any arrangement subject to Rule 13d-3(b). Except for the shares of Common Stock reported in Item 5, the Reporting Person disclaims all beneficial interest in any shares of Common Stock held by Paradigm and disclaims membership in any group, as described in Section
13(d)(3) of the Securities Exchange Act of 1934, with respect to securities of the Issuer.


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Personal funds.


ITEM 4 PURPOSE OF TRANSACTION

The Reporting Person holds the shares of Common Stock of the Issuer for investment purposes. At this time, the Reporting Person has no specific plan or proposal to acquire or dispose of securities of the Issuer.
Consistent with the Reporting Person's investment purpose, the Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of his Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, the liquidity requirements of the Reporting Person and other investment conditions. Except as set forth above,the Reporting Person has no present plans or proposals which


  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the Issuer's business or corporate structure;

  (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)  any action similar to any of those enumerated in (a) through (i) above.


  ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

  Item 5(a) The Reporting Person hereby reports beneficial ownership of 477,300 shares of Common Stock of the Issuer, as set forth below.

  Item 5(b) Number of shares of Common Stock of which each Reporting
  Person has:

       1)  Sole power to vote or direct the vote:
           477,300 shares of Common Stock, or approximately
           7.6% of the shares of Common Stock issued and outstanding.

       2)  Shared power to vote or direct the vote:

                      Zero shares

       3)  Sole power to dispose or direct disposal of:
           477,300 shares of Common Stock, or approximately
           7.6% of the shares of Common Stock issued and outstanding.

                             None

       4)  Shared power to dispose or direct disposal of:

                       Zero shares


The foregoing percentage assumes that the number of shares of Common Stock issued and outstanding is 6,304,005, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2000.

   Item 5(c) The following purchases of shares of Common Stock were effected during the past sixty days:

                                         Price/Share (in
                        Number of        Dollars, Number of
              Date        Shares         commissions not
           made through                  included)

             12-22-00       17,500        6.785

             12-22-00        3,000        7

             12-29-00      450,000        6.0625

      On 12-19-00, the Reporting Person sold 100,000 shares of Common Stock through C. L. King & Associates, Inc.
      at a price per share of $9.027, not including commission.

      Item 5(d) Not applicable.

      Item 5(e) Not applicable.


     ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       None.


     ITEM 7 MATERIALS TO BE FILED AS EXHIBITS

       None.


                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2001         /s/ David A. Weir, Jr.
                                   David A. Weir, Jr.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative
(other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be inc me and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).